NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

August 6, 2014

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	NCM Financial, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 3, 2014
Response dated July 25, 2014
File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 4, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Financial Statements for the Fiscal Years Ended December 31, 2013 and 2012

Statements of Stockholders’ Equity (Deficit), page F-4

1. We acknowledge your response to prior comment 1. Your response outlines the assumptions and methodologies used to estimate the fair value of the shares of common stock issued in exchange for the services received. Those assumptions appear to be subjective and uncertain due to the stage of your development. That is, it appears that the fair value of the services received would be more determinable. Indicate the value of those services if cash had been paid. Tell us what the service charge would be based on the hours of services provided and fee per hour.

Response: To determine the value of the marketing and business development services provided by Keystone Trading, Ltd. (”Keystone”) and IOTA Capital Corp. (“IOTA”), we considered linear and nonlinear costs. The linear cash expense result requested based on an individual hourly rate does not fully depict the depth of the marketing and consulting services NCM Financial will be seeking. To determine the cash value of the future value of marketing and consulting services for three years, we used a consulting cost of one hundred and fifty dollars an hour. Additional direct determinable costs include press release writing, content writing, financial writing, and marketing communication. Press release services consist of writing services and direct costs for press release submission. The nonlinear costs include market rates based on reach to the consumer. NCM Financial intends to reach as many people in the target market, but anticipates the reach will consist of monthly exposure for three years of approximately 3,500,000 people. These are nonlinear variables changing rapidly based on other market participants competing for services. The Cost Per Impression (CPM) rate, or cost per thousand views, ranges at the expected rate of sixty to one hundred dollars per thousand views. The nonlinear portion will be based on the reach and the CPM rate. As prices adjust, NCM Financial will be able to reach more consumers with a lower CPM rate and be able to reach fewer consumers at a higher CPM rate. As a result, we anticipate total cash value of services to range between $7,835,000.00 and $12,875,000.00 consisting of thirty six months of variable costs and thirty six months of linear costs based on hourly consulting work and press release services.

Reach	CPM Rate	CPM Rate	Frequency	Frequency
3,500,000	$60.00	$100.00	36	36
Total Cost	$210,000.00	$350,000.00	$7,560,000.00	$12,600,000.00

Press Release	Press Release Rate	Frequency
1	$500.00	100
	Total Cost	$50,000.00
Consulting Fees	Hourly	Hours
1	$150.00	1500
	Total Cost	$225,000.00

Total Value	Total Value
$7,835,000.00	$12,875,000.00

This data serves as a basis for the consideration paid for the agreements for the marketing and consulting services. The book value of the Keystone contract is $7,500,000 and the book value of the IOTA contract is $6,737,500.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer